Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Alpha Natural Resources, Inc.

Exchange Act File Number of
Subject Company: 1-32423

August 13, 2008

Dear Fellow Employee,

It’s been about four weeks since Alpha and Cleveland-Cliffs announced that the two companies would merge.  We’ve been busy since then providing information to our employees, shareholders, and government regulatory groups as we move forward towards the goal of completing the merger before the end of this year.

Joining forces with Cleveland-Cliffs is a significant step in our strategic plans to grow, add value, and continuing to provide a promising future for our employees.  It creates tremendous value for our shareholders and ensures that we remain a significant coal producer, combining our existing coal assets and businesses with those belonging to Cleveland-Cliffs and continuing to run them from our Abingdon location.  Recently there has been speculation in the news about other companies that may have an interest in Alpha.  Leading up to our deal with Cleveland- Cliffs, many alternatives were considered, but we and our Board of Directors concluded that the merger with Cleveland-Cliffs provided the best value for our stakeholders. Therefore, we continue to work hard towards that goal, and we will continue to post you from time-to-time as the merger activities proceed.

We also want to take this opportunity to thank you for the tremendous job you have done this year.  Our performance in the second quarter was the best in our company’s history.  We could not have accomplished this without your dedicated efforts.

We firmly believe that our future is brighter than it has ever been.  We continue to concentrate on safety and production, with Running Right as our focus.  Each of you can help.  Let’s continue to run our mines, plants, and support operations with the same pride and commitment that has made Alpha stand out from the other coal companies.  You truly are the best.
Thanks again for your loyal and dedicated service to Alpha.

/s/ Mike Quillen	/s/ Kevin Crutchfield
Mike Quillen	Kevin Crutchfield
Chairman & CEO	President

Additional Information About this Transaction

In connection with the proposed merger, Cleveland-Cliffs Inc. (“Cleveland-Cliffs”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Alpha Natural Resources, Inc. (“Alpha”) and Cleveland-Cliffs that also constitutes a prospectus of Cleveland-Cliffs.  Alpha and Cleveland-Cliffs will mail the joint proxy statement/prospectus to their respective stockholders.  Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Cleveland-Cliffs with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and the other documents may also be obtained for free by accessing Alpha’s website at www.alphanr.com by clicking on the link for “Investor Relations” and then clicking on the link for “SEC Filings” or by accessing Cleveland-Cliffs’ website at www.cleveland-cliffs.com and clicking on the “For Investors” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Alpha, Cleveland-Cliffs and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC on August 12, 2008.  You can find information about Alpha’s executive officers and directors in Alpha’s definitive proxy statement filed with the SEC on March 27, 2008.  You can find information about Cleveland-Cliffs’ executive officers and directors in their definitive proxy statement filed with the SEC on March 26, 2008.  You can obtain free copies of these documents from Alpha or Cleveland-Cliffs using the contact information above.

Forward-Looking Statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Alpha and Cleveland-Cliffs caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Cleveland-Cliffs, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Cleveland-Cliffs stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Alpha’s and Cleveland-Cliffs’ filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Cleveland-Cliffs disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.